Exhibit 99.1

Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES FINAL RESULTS WITH RESPECT TO ITS ANY AND ALL TENDER
OFFER AND CONFIRMS THE WATERFALL TENDER CAP FOR ITS WATERFALL TENDER OFFER
Mexico City, August 4, 2023—Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today the final tender results of its previously announced tender offer to purchase for cash any and all of its outstanding 4.625% Senior Notes due 2026 (the “Any and All Notes”). We refer to our offer to purchase the Any and All Notes as the “Any and All Tender Offer.” The Any and All Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated July 26, 2023 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). The Any and All Tender Offer expired at 5:00 p.m. (New York City time) on August 2, 2023 (the “Any and All Expiration Date”) and is expected to settle on August 7, 2023. Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.
The table below sets forth the aggregate principal amount of Any and All Notes validly tendered in the Any and All Tender Offer, that Televisa accepted for purchase, as well as the consideration payable for such Any and All Notes.

Title of Security(1)	CUSIP	ISIN	Principal Amount Outstanding	Total Consideration(2)	Aggregate Principal Amount Tendered and Accepted
4.625% Notes due 2026	40049J BB2	US40049JBB26	US$300,000,000	US$980.88	US$92,580,000

(1)
Holders who validly tender Any and All Notes and whose Any and All Notes are accepted for purchase will also receive accrued and unpaid interest (“Accrued Interest”) up to, but excluding, the Any and All Settlement Date. We have agreed, subject to specified exceptions and limitations, to pay additional interest to participants in the Any and All Tender Offer to cover Mexican withholding taxes on interest payments. See the Offer to Purchase.

(2)
The applicable Total Consideration payable per each US$1,000 principal amount of Any and All Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Any and All Tender Offer was determined in accordance with standard market practice, as described in the Offer to Purchase, to result in a price that equates to a yield to the maturity date or par call date, as applicable, in accordance with the formula set forth in Annex A of the Offer to Purchase.

The aggregate amount payable by Televisa to Holders whose Any and All Notes were accepted for purchase, excluding Accrued Interest and additional amounts, if any, is US$90,809,870.40.
In connection with the Waterfall Tender Offer announced by Televisa concurrently with the Any and All Tender Offer, Televisa announces that, based on the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer, the Waterfall Tender Cap is US$207,420,000.

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The Dealer Managers
Televisa has retained HSBC Securities (USA) Inc. and Santander US Capital Markets LLC to act as dealer managers in connection with the Any and All Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Any and All Offer may be directed to the Dealer Managers at their contact information set forth below.

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Attn: Global Liability Management Group Toll-Free: +1 (888) HSBC-4LM Call Collect: +1 (212) 525-5552 E-mail: lmamericas@us.hsbc.com
Santander US Capital Markets LLC
437 Madison Avenue, 7th Floor,
New York, New York 10022
United States of America
Attn: Liability Management
Toll-Free: +1 855-404-3636
Collect: +1 212-940-1442
E-mail: Usdcmlm@santander.us

The Tender Agent and the Information Agent
Copies of the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from D.F. King & Co., Inc., the tender agent and the information agent for the Any and All Tender Offer, at www.dfking.com/televisa or toll-free at +1 800-967-5019, collect at +1 212-269-5550 and email at televisa@dfking.com.
Disclaimer
This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The Any and All Tender Offer was not made to holders of Any and All Notes in any jurisdiction in which Televisa was aware that the making of the Any and All Tender Offer would not be in compliance with the laws of such jurisdiction.  In any jurisdiction in which the securities laws or blue sky laws required the Any and All Tender Offer to be made by a licensed broker or dealer, the Any and All Tender Offer was deemed to be made on Televisa’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Documents related to the Any and All Tender Offer have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country.  No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Any and All Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.
Forward-looking statements
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx